Original Electronically Transmitted to the Securities and Exchange Commission on December 20, 2002
Registration No. 333-100543

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

(Exact name of registrant as specified in its charter)

Delaware	58-0503352
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2500 Windy Ridge Parkway, Atlanta, Georgia 30339
(770) 989-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

JOHN R. PARKER, JR.
Senior Vice President and General Counsel
Coca-Cola Enterprises Inc.
2500 Windy Ridge Parkway, Atlanta, Georgia 30339
(770) 989-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:    FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AS DETERMINED BY MARKET CONDITIONS.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(A) of The Securities Act of 1933 (The “Act”) or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(A), may determine.

The Prospectus contained herein is, pursuant to Rule 429, a combined Prospectus which meets the requirements of The Act for use in connection with the Securities covered by this Registration Statement and the Securities covered by the Company’s Registration Statement on Form S-3, Registration Statement No. 333-68681. This Registration Statement also constitutes post-effective Amendment No. 1 with respect to the Registrant’s Registration Statement No. 333-68681, and such post-effective Amendment shall hereafter become effective, concurrently with the effectiveness of this Registration Statement in accordance with Section 8(C) of the Securities Act of 1933.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE COMPANY MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION
December 20, 2002

COCA-COLA ENTERPRISES INC. MAY USE THIS PROSPECTUS
TO OFFER—

SENIOR DEBT SECURITIES,
DEBT WARRANTS AND
CURRENCY WARRANTS

We intend to sell from time to time our senior debt securities, warrants to purchase senior debt securities and warrants to receive the cash value in U.S. dollars of the right to purchase and to sell either foreign currencies or units of two or more currencies at the time of offering. From the sales of such senior debt securities and warrants we will receive proceeds of up to $3,720,575,000 (or the equivalent in foreign denominated currencies or units of two or more currencies, based on the applicable exchange rate at the time of offering). We may offer senior debt securities and warrants either together or separately and on terms determined by market conditions at the time of sale.

We will provide the specific terms of each series of these Senior Debt Securities and Warrants in a supplement to this prospectus. Read this prospectus and the supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved the Senior Debt Securities and Warrants or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2002.

COCA-COLA ENTERPRISES INC.

We are the world’s largest Coca-Cola bottler.

We were incorporated in 1944 under the laws of Delaware as a wholly owned subsidiary of The Coca-Cola Company and became a public company in 1986. At September 30, 2002, The Coca-Cola Company owned approximately 38% of our common stock.

Our bottling territories in North America and in Europe contained approximately 398 million people as of December 31, 2001. We estimate that we sold approximately 4.2 billion equivalent cases (192 ounces of finished beverage product) within our territories during 2001. About 92% of this volume consisted of beverages produced and sold under licenses from The Coca-Cola Company.

Our bottling rights within the United States for beverages carrying the “Coca-Cola” name are perpetual; elsewhere, and for other products, the bottling rights have stated expiration dates.

Our principal executive offices are located at 2500 Windy Ridge Parkway, Atlanta, Georgia 30339. The telephone number is (770) 989-3000.

Relationship with The Coca-Cola Company

The Coca-Cola Company is our largest shareowner. Three of our fifteen directors are executive officers of The Coca-Cola Company.

We and The Coca-Cola Company are parties to a number of significant transactions and agreements incident to our respective businesses, and we may enter into material transactions and agreements in the future.

We conduct our business primarily under agreements with The Coca-Cola Company. These agreements give us the exclusive right to market, distribute and produce beverage products of The Coca-Cola Company in authorized containers in specified territories. These agreements provide The Coca-Cola Company with the ability, in its sole discretion, to establish prices, terms of payment, and other terms and conditions for the purchase of concentrates and syrups from The Coca-Cola Company. Other significant transactions and agreements with The Coca-Cola Company include acquisitions of bottling territories, arrangements for cooperative marketing, advertising expenditures, purchases of sweeteners and strategic marketing initiatives.

Since 1979, The Coca-Cola Company has assisted in the transfer of ownership or financial restructuring of a majority of United States Coca-Cola bottler operations and has assisted in similar transfers of bottlers operating outside the United States. The Coca-Cola Company has sometimes acquired bottlers and then sold them to other bottlers, including us, who are believed by management of The Coca-Cola Company to be the best suited to manage and develop these acquired operations. The Coca-Cola Company has advised us that it may continue this reorganization of its bottler system. We and The Coca-Cola Company may enter into additional material transactions and agreements in the future.

As a result of matters such as the foregoing, the relationship between The Coca-Cola Company and us may give rise to potential conflicts of interest.

USE OF PROCEEDS

Unless specified otherwise in a prospectus supplement, we intend to use the net proceeds from the sale of the senior debt securities and warrants for general corporate purposes, including the repayment of debt and possible business acquisitions. We may also use a portion of the proceeds from the sale of any currency warrants to hedge currency risks with respect to such currency warrants. Pending such applications, we will invest the net proceeds in marketable securities.

We expect to engage in additional financings as the need arises. The nature and amount of our equity and long-term and short-term debt and the proportionate amount of each will vary from time to time as a result of business requirements, market conditions and other factors.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 27, 2002	Nine Months Ended September 28, 2001	Fiscal Year
Ratios:			2001	2000	1999	1998	1997
Ratio of Earnings to Fixed Charges	2.18	0.90	.81	1.40	1.11	1.21	1.30
Ratio of Earnings to Combined fixed Charges and Preferred Stock Dividends	2.17	0.99	.80	1.40	1.10	1.21	1.30

SUMMARY FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Company. The selected consolidated financial data are derived from and should be read in conjunction with the Consolidated Financial Statements of the Company (including the notes thereto). With respect to the fiscal years presented, audited consolidated financial statements are included in the Company’s Annual Reports on Form 10-K for such periods and with respect to the nine-month periods presented, unaudited interim consolidated financial statements are included in the Company’s quarterly report on Form 10-Q for such periods.
			Fiscal Year
	Nine Months Ended September 27, 2002	Nine Months Ended September 28, 2001	2001	2000(G)	1999(A)	1998		1997(B)
	(unaudited)
	(in millions except per share data)
OPERATIONS SUMMARY:
Net operating revenues	$12,639	$11,661	$15,700	$14,750	$14,406	$13,414		$11,278
Cost of sales	7,794	7,273	9,740	9,083	9,015	8,391		7,096

Gross profit	4,845	4,388	5,960	5,667	5,391	5,023		4,182
Selling, delivery, and administrative expenses	3,732	3,879	5,359	4,541	4,552	4,154		3,462

Operating income	1,113	509	601	1,126	839	869		720
Interest expense, net	495	568	753	791	751	701		536
Other nonoperating (income) expense, net	(3)	(1)	(2)	2	–	(1)		6

Income (loss) before income taxes and cumulative effect of accounting change	621	(58)	(150)	333	88	169		178
Income tax expense (benefit)(A)	205	(23)	(131)	97	29	27		7
Income tax rate change (benefit)	–	(52)	–	–	–	–		–

Income (loss) before cumulative effect of accounting change	416	17	(19)	236	59	142		171
Cumulative effect of accounting change, net of taxes	–	(302)	(302)	–	–	–		–

Net income (loss)	416	(285)	(321)	236	59	142		171
Preferred stock dividends	2	3	3	3	3	1		2

Net income (loss) applicable to common shareowners	$414	$(288)	$(324)	$233	$56	$141		$169

OTHER OPERATING DATA:
Depreciation expense	$711	$665	$901	$810	$899	$725		$566
Amortization expense	56	338	452	451	449	395		380

AVERAGE COMMON SHARES OUTSTANDING:(D)
Basic	449	427	432	419	425	393		383
Diluted	457	435	432	429	436	406		396

PER SHARE DATA:
Basic net income (loss) per common share before cumulative effect of change in accounting	$0.92	$(0.67)	$(0.05)	$0.56	$0.13	$0.36		$0.44
Diluted net income (loss) per common share before cumulative effect of change in accounting	0.91	(0.67)	(0.05)	0.54	0.13	0.35		0.43
Basic net income (loss) per common share applicable to common shareowners	0.92	(0.67)	(0.75)	0.56	0.13	0.36		0.44
Diluted net income (loss) per common share applicable to common shareowners	0.91	(0.67)	(0.75)	0.54	0.13	0.35		0.43
Dividends per common share	0.12	0.12	0.16	0.16	0.16	0.13	(E)	0.10

FINANCIAL POSITION:
Property, plant, and equipment, net	$6,267	$6,089	$6,206	$5,783	$5,594	$4,891		$3,862
Franchises licenses, goodwill and other noncurrent assets, net	13,387	14,757	14,637	13,748	14,555	13,956		11,812
Total assets	25,177	23,721	23,719	22,162	22,730	21,132		17,487
Total debt	12,797	12,173	12,169	11,121	11,378	10,745		8,792
Shareowner’s equity	3,308	3,297	2,820	2,834	2,924	2,438		1,782

PRO FORMA AMOUNTS APPLYING THE ACCOUNTING CHANGE TO PRIOR PERIODS(F):
Net income (loss) applicable to common shareowners	$414	$14	$(22)	$163	$(10)	$34		$144
Basic net income (loss) per common share applicable to common shareowners	0.92	0.03	(0.05)	0.39	(0.02)	0.09		0.38
Diluted net income (loss) per common share applicable to common shareowners	0.91	0.03	(0.05)	0.38	(0.02)	0.08		0.36

Notes—The Company acquired subsidiaries in each year presented. Such transactions, except for the 1997 acquisitions of Amalgamated Beverages Great Britain Limited (“Great Britain Bottler”), The Coca-Cola Bottling Company of New York, Inc. (“Coke New York”), and Coca-Cola Beverages Ltd. (“Coke Canada”), did not significantly affect the Company’s operating results in any one fiscal period. All acquisitions have been included in the consolidated operating results of the Company from their respective transaction dates.

(A)
1999 results include a one-time charge of $103 million ($0.16 per common share after tax) for costs associated with recalled product in certain parts of Europe. These costs were allocated $91 million to cost of sales and $12 million to selling, delivery, and administrative expenses.

(B)	1997 Operations Summary, Other Operating Data, and Per Share Data includes only partial year data for the following acquisitions: the Great Britain Bottler, Coke New York, and Coke Canada.

(C)
Income tax expense (benefit) includes an income tax rate change benefit of approximately $52 million in the nine months ended September 28, 2001, $56 million in 2001, $8 million in 2000, $29 million in 1998, and $58 million in 1997.

(D)	For 1997 information was adjusted for a 3-for-1 stock split effective in 1997 and restated for the adoption of SFAS 128, “Earnings Per Share.”

(E)	Effective July 1, 1998 the Company increased its regular quarterly dividend from $0.025 to $0.04.

(F)
Pro forma amounts assume the accounting change for Jumpstart payments received from TCCC, adopted as of January 1, 2001, was applied retroactively without regard to any changes in the business that could have resulted had the accounting been different in these periods.

(G)
2000 results include the effect of revisions to depreciable lives of certain equipment categories adopted January 1, 2000. These revisions resulted in a reduction in depreciation expense of approximately $161 million ($0.23 per common share after tax) for full-year 2000.

MATERIAL CHANGES—ADOPTION OF NEW ACCOUNTING PRINCIPLE

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement 141, “Business Combinations” (“FAS 141”), and Statement 142, “Goodwill and Other Intangible Assets” (“FAS 142”), that supersede APB Opinion No. 16, “Business Combinations,” and APB Opinion No. 17, “Intangible Assets”. The two statements modify the method of accounting for business combinations entered into after June 30, 2001 and address the accounting for intangible assets.

As of January 1, 2002, the Company no longer amortizes goodwill and franchise license intangible assets with an indefinite life, but will instead evaluate them for impairment annually under FAS 142.

The Company completed initial impairment tests under FAS 142 in the first quarter of 2002. The Company’s impairment tests for goodwill and franchise license intangible assets compared the carrying amounts of the assets to their fair values. The Company’s impairment test for goodwill compared the carrying amount of the North American and European reporting units to their fair values. Fair value for both franchise license intangibles and goodwill was determined in accordance with the provisions of FAS 142 using present value techniques similar to those used internally by the Company for evaluating acquisitions; comparisons to estimated market values were also made. These valuation techniques involved projections of cash flows for ten years, adopting a perpetuity valuation technique with an assumed long-term growth rate of 3 percent, and discounting the projected cash flows, including the perpetuity value, based on the Company’s weighted average cost of capital. The fair value impairment analyses under FAS 142 concluded that the fair values of goodwill and franchise license intangible assets exceed the carrying book values of those assets.

Adoption of the non-amortization provisions of FAS 142 as of January 1, 2001 would have increased net income by approximately $186 million, net of $107 million in income taxes, or $0.44 per common share, for the nine months ended September 28, 2001.

The following table illustrates the impact of adoption of the non-amortization provisions of FAS 142 on the nine month periods ended September 27, 2002 and September 28, 2001, and the fiscal years ended December 31, 2001, 2000, and 1999:

	Nine Months Ended September 27, 2002	Nine Months Ended September 28, 2001	Fiscal Year
			2001	2000	1999
	(unaudited; in millions, except per share data)
Net income (loss) applicable to common shareowners	$414	$(288)	$(324)	$233	$56
Amortization of franchise license intangibles, net of tax	—	186	249	251	264

Adjusted net income (loss) applicable to common shareowners	$414	$(102)	$(75)	$484	$320

Basic net income (loss) per common share applicable to common shareowners:
Net income (loss) applicable to common shareowners	$0.92	$(0.67)	$(0.75)	$0.56	$0.13
Amortization of franchise license intangibles, net of tax	—	0.44	0.58	0.60	0.62

Adjusted net income (loss) applicable to common shareowners	$0.92	$(0.23)	$(0.17)	$1.16	$0.75

Diluted net income (loss) per common share applicable to common shareowners:
Net income (loss) applicable to common shareowners	$0.91	$(0.67)	$(0.75)	$0.54	$0.13
Amortization of franchise license intangibles, net of tax	—	0.44	0.58	0.59	0.61

Adjusted net income (loss) applicable to common shareowners	$0.91	$(0.23)	$(0.17)	$1.13	$0.73

Basic average common shares outstanding	449	427	432	419	425
Diluted average common shares outstanding	457	435	432	429	436

THE SECURITIES

We will issue:

•	senior debt securities (“Debt Securities”);

•	warrants to purchase Debt Securities (“Debt Warrants”); and

•	warrants to receive from us the cash value in U.S. dollars of the right to purchase and sell either foreign currencies or units of two or more currencies (“Currency Warrants”).

The Debt Securities, Debt Warrants, and Currency Warrants are collectively referred to in this prospectus as the “Securities.”

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be issued under an indenture, dated as of July 30, 1991, as amended as of January 29, 1992 (the “Indenture”), between us and JPMorgan Chase Bank (the “Trustee”).

Selected provisions of the Debt Securities and the Indenture are summarized below. The summary is not complete, but the form of the Indenture has been filed as an exhibit to the registration statement, and you should read the Indenture for provisions that may be important to you. The terms of the Indenture control over the description of those terms in this prospectus. See “Where To Find More Information” for information on how to locate the Indenture and any supplemental indentures that may be filed.

The Indenture does not limit the aggregate amount of Debt Securities we may issue. Each series of Securities may have different terms. A prospectus supplement relating to each series of Debt Securities being offered will include specific terms relating to the offering. These terms will include the following:

•	the title and type of the Debt Securities and the series of which such Debt Securities will be a part;

•	the aggregate principal amount;

•	the date on which the Debt Securities are payable;

•	the interest rate or rates (which may be fixed or variable) that the Debt Securities will bear;

•	the interest payment dates for the Debt Securities and the record date for the interest payable on any interest payment date;

•	any redemption provisions;

•	whether the Debt Securities are denominated or provide for payment in United States dollars, a foreign currency or composite currency;

•	whether payments of principal or interest may be determined pursuant to any index, formula or other method;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

•	whether the Debt Securities will be issued in registered or bearer form or both;

•	any special tax implications of the securities, including for any Debt Securities offered with original issue discount; and

•	any other terms of the Debt Securities that do not conflict with the provisions of the Indenture.

The Debt Securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated debt. However, because we conduct a portion of our operations through subsidiaries, the right of holders of our Debt Securities to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is subject to the prior claims of creditors of the subsidiary.

“Original Issue Discount Securities” means any Debt Securities that provide for an amount that is less than the stated principal amount thereof (by more than a de minimis amount) to be due and payable upon a declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. It is anticipated that the terms of each series of Original Issue Discount Securities will provide that, upon declaration of acceleration of the Maturity of any such series of Original Issue Discount Securities, the Accreted Amount (as defined in this paragraph) of such Original Issue Discount Securities shall be due and payable. “Accreted Amount” means an amount in respect of each Original Issue Discount Security of the affected series equal to the sum of:

(a)  the issue price of such Original Issue Discount Security as determined in accordance with section 1273 of the Internal Revenue Code (the “Code”),

(b)  the aggregate of the portions of the original issue discount which shall theretofore have accrued pursuant to section 1272 of the Code (without regard to section 1272(a)(7) of the Code) from the date of issue of such Original Issue Discount Security (i) for each six-month or shorter period ending on the Interest Payment Date prior to the date of declaration of acceleration, and (ii) for the shorter period, if any, from the end of the immediately preceding six-month period, as the case may be, to the date of declaration of acceleration, and

(c)  accrued interest to the date such Accreted Amount is paid (without duplication of any amount described in (b) above); minus all amounts already paid under the terms of such Original Issue Discount Security, which amounts are considered as part of the “stated redemption price at maturity” of such Original Issue Discount Security within the meaning of Section 1273(a)(2) of the Code or any successor provision (whether such amounts paid were described as principal or interest).

Any money paid for principal of (and premium, if any) or any interest on any Debt Security that remains unclaimed at the end of two years will be repaid to us on demand, and afterwards the holder of the security may look only to us for payment.

The Indenture allows us to “reopen” a previous issue of a series of Debt Securities and issue additional Debt Securities of such series in addition to the ability to issue Debt Securities with terms different than those of Debt Securities previously issued.

Denomination and Form

Securities of a series may be issued in registered or bearer form or both. Debt Securities may be issuable in global form. Unless otherwise provided in a prospectus supplement, registered securities (“Registered Securities”) denominated in U.S. dollars will be issued in denominations of $1,000 and bearer securities (“Bearer Securities”) denominated in U.S. dollars will be issued in denominations of $5,000 with or without coupons. Debt Securities denominated in a foreign or composite currency will specify the denominations.

If we issue certificated notes, they will be registered in the name of the noteholder. The notes may be transferred or exchanged without a service charge and upon payment of any taxes and other governmental charges if the administrative procedures contained in the Indenture are followed.

Paying Agent

Unless we otherwise specify in an applicable prospectus supplement, we will pay principal (and premium, if any) and interest, if any, on Registered Securities (other than a global Security (“Global Security”)) at the office of the Paying Agent. However, at our option, we may pay any interest by check mailed to the address of the person entitled to the payment, as such address shall appear in the security register, or by wire transfer to an account maintained by the person entitled thereto as specified in the security register. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the record date for such interest payment.

The principal office of the Trustee in the City of New York will be designated as our Paying Agent for payments with respect to Debt Securities which are issuable solely as Registered Securities unless we otherwise specify in an applicable prospectus supplement. Any Paying Agents outside the United States and any other Paying Agents in the United States we initially designate for the Debt Securities will be named in the related prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that if Debt Securities of a series are issuable only as Registered Securities, we will be required to maintain a Paying Agent in each Place of Payment for such series. We will be required to maintain a Paying Agent with respect to any Bearer Securities of a series in a Place of Payment located outside the United States where Debt Securities of such series and any coupons related to that series may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside of the United States and such stock exchange shall so require, we will maintain a Paying Agent in London, Luxembourg or any other required city located outside the United States as long as the Debt Securities of such series are listed on such exchange.

All monies we pay to a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to us, and the Holder of such Debt Security or any coupon will thereafter look only to us for payment thereof.

Global Securities

We may issue Debt Securities of a series in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary identified in an applicable prospectus supplement. We will name the depositary in the prospectus supplement for that series. We may issue Global Securities in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged for Debt Securities in definitive form, a temporary Global Security may not be transferred except as a whole by the depositary for such Global Security to a nominee of such depositary, by a nominee of such depositary to such depositary or another nominee of such depositary, or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

Upon the issuance of a Global Security, the depositary for such Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a Global Security will be limited to persons that have amounts with the depositary for such Global Security or its nominee (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary (with respect to participants’ interests) for such Global Security or by participants or persons that hold interests through participants (with respect to beneficial owners’ interests). The laws of some states require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

So long as the depositary for a Global Security, or its nominee, is the owner of the Global Security, the depositary or that nominee will be sole holder of the Debt Securities represented by the Global Security. Except as described below, owners of beneficial interests in a Global Security may not have any of the individual certificated securities represented by the Global Security registered in their names, may not receive physical deliver of the Debt Securities and will not be considered holders of the Debt Securities under the Indenture.

We will pay the principal of, premium, if any, and interest on Debt Securities represented by a Global Security to the depositary or its nominee. We expect that the depositary, upon its receipt of any payment of principal, premium or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in any Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers and registered in “street name,” and will be the responsibility of such participants.

The depositary will take any action permitted to be taken by a holder of Debt Securities only at the direction of one or more participants to whose accounts interests in the Global Securities are credited and only in respect of the portion of the aggregate principal amount of the Debt Securities as to which such participant or participants give such direction.

If the depositary is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual Debt Securities of such series in exchange for the relevant Global Security or Securities. In addition, we may at any time and in our sole discretion decide not to have any Debt Securities of a series represented by Global Securities and, in that event, will issue individual certificated securities in exchange for the relevant Global Securities. Further, if we so specify with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing those Debt Securities may, on terms acceptable to us and the depositary, receive certificated Debt Securities in exchange for such beneficial interest. In that case, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by the Global Security equal in principal amount to such beneficial interest and to have those Debt Securities registered in its name. We will issue certificated Debt Securities of a series in denominations of $1,000 and integral multiples thereof, unless another amount is specified in the supplement for that series.

If any Securities are issuable in temporary or permanent global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in the Global Security may obtain definitive Debt Securities. Payments on a permanent global Debt Security will be made in the manner described in the prospectus supplement.

Registration and Transfer

Bearer Securities will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

In connection with its original issuance, no Bearer Security will be mailed or otherwise delivered to any location in the United States. A Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in a form specified in the applicable prospectus supplement, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined in the Code) or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution which agrees to comply with the requirements of section 165(j)(3)(A), (B) or (C) of the Code.

Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities and if so provided in an applicable prospectus supplement, at the option of the Holder and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable prospectus supplement, any Bearer Security surrendered in exchange for a Registered Security between (i) a Regular Record Date or a Special Record Date and (ii) the relevant date for payment of interest, shall be surrendered without the coupon relating to such date for payment of interest. Interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security but will be payable only to the Holder of such coupon when due in accordance with the terms of the Indenture.

Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the Security Registrar or at the office of any transfer agent we designate for such purpose for any series of Debt Securities referred to in an applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. We have initially appointed the Trustee as Security Registrar under the Indenture. If a prospectus supplement refers to any transfer agents (in addition to the Security Registrar) we initially designated with respect to any series of Debt Securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that if Debt Securities of a series are issuable only as Registered Securities, we will be required to maintain a transfer agent in each Place of Payment for such series. If Debt Securities of a series are issuable as Bearer Securities, we will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. We may at any time designate additional transfer agents with respect to any series of Debt Securities.

In the event of any redemption in part, we shall not be required to (i) register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the selection of Debt Securities of that series for redemption and ending at the close of business of the day of such selection; (ii) register the transfer of or exchange any Registered Securities so selected for redemption in whole or in part, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security so selected for redemption, except with respect to Debt Securities of a series, that such Bearer Security may be exchanged for a Registered Security of that series so long as such Registered Security shall be immediately surrendered for redemption with written instructions for payment consistent with the provisions of the Indenture.

Unless otherwise indicated in an applicable prospectus supplement, payment of principal (and premium, if any) and interest, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as we may designate from time to time. However, at our option, payment of any interest may be made by check mailed to any address outside the United States or by transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable prospectus supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of ours in the United States, by check mailed to any address in the United States, or by transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation or any other demand for payment to us or our designated Paying Agents within the United States. However, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities denominated and payable in U.S. dollars will be made at the office of our Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. A meeting may be called at any time by the Trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series and the related coupons. With certain exceptions, the quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series.

CERTAIN COVENANTS IN THE INDENTURE

See page 13 for definitions of the capitalized terms used in the covenants described below.

Restrictions on Liens.    We will not, nor will we permit any Restricted Subsidiary to, create, incur, issue, assume, guarantee or allow to exist any Secured Debt without effectively providing that the Debt Securities will be secured equally and ratably with such Secured Debt. These restrictions do not apply to debts secured by:

•	Mortgages on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

•	Mortgages on property or shares of stock existing at the time of acquisition of such property or stock by us or a Restricted Subsidiary or existing as of June 28, 1991;

•
Mortgages to secure the payment of all or any part of the price of acquisition, construction or improvement of such property or stock by us or a Restricted Subsidiary, or to secure any Secured Debt incurred by us or a Restricted Subsidiary, prior to, at the time of, or within 90 days after, the later of the acquisition or completion of construction (including any improvements on an existing property), which Secured Debt is incurred for the purpose of financing all or any part of the purchase price thereof or construction of improvements thereon; provided, however, that, in the case of any such acquisition, construction or improvement, the Mortgage shall not apply to any property theretofore owned by us or a Restricted Subsidiary, other than, in the case of any such construction or improvement, any theretofore substantially unimproved real property on which the property or improvement so constructed is located;

•	Mortgages securing Secured Debt of a Restricted Subsidiary owing to us or to another Restricted Subsidiary;

•
Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with us or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to us or a Restricted Subsidiary;

•
Mortgages on property of ours or a Restricted Subsidiary in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, or in favor of any other country or any political subdivision thereof, or any department, agency or instrumentality of such country or political subdivision, to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Mortgages; or

•
Any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in this summary of “Restrictions on Liens”; provided, however, that the principal amount of Secured Debt secured thereby shall not exceed the principal amount of Secured Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements and construction on such property).

We and our Restricted Subsidiaries may, however, without securing the Securities, create, incur, issue, assume or guarantee Secured Debt if, after giving effect of the transaction, the aggregate of the Secured Debt then outstanding (not including Secured Debt permitted under the above exceptions) does not exceed 10% of our shareowners’ equity as shown on our consolidated financial statements as of the end of the preceding fiscal year.

Restrictions on Sale and Leaseback Transactions.    We will not, nor will we permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless:

•
we or such Restricted Subsidiary would be entitled to create, incur, issue, assume or guarantee indebtedness secured by a Mortgage upon such property at least equal in amount to the Attributable Debt in respect of such arrangement without equally and ratably securing the Debt Securities; provided, however, that from and after the date on which such arrangement becomes effective, the Attributable Debt in respect of such arrangement shall be deemed, for all purposes under the “Restrictions on Liens” covenant above, to be Secured Debt subject to the provisions of such covenant;

•
since June 28, 1991 and within a period commencing twelve months prior to the consummation of such Sale and Leaseback Transaction and ending twelve months after the consummation of such Sale and Leaseback Transaction, we or Restricted Subsidiary, as the case may be, has expended or will expend for the Principal Property an amount equal to (A) the net proceeds of such Sale and Leaseback Transaction, and we elect to designate such amount as a credit against such Sale and Leaseback Transaction, or (B) a part of the net proceeds of such Sale and Leaseback Transaction and we elect to designate such amount as a credit against such Sale and Leaseback Transaction and applies an amount equal to the remainder of the net proceeds as provided in the following paragraph; or

•
such Sale and Leaseback Transaction does not come within the exceptions provided by the first paragraph above under “Restrictions on Sale and Leaseback Transactions” and we do not make the election permitted by the second paragraph under “Restrictions on Sale and Leaseback Transactions” or make such election only as to a part of such net proceeds, in either of which events we shall apply an amount in cash equal to the Attributable Debt in respect of such arrangement (less any amount elected under the second paragraph under “Restrictions on Sale and Leaseback Transactions”) to the retirement, within 90 days of the effective date of any such arrangement, of indebtedness for borrowed money of ours or any Restricted Subsidiary (other than indebtedness for borrowed money of ours which is subordinated to the Debt Securities) which by its terms matures at or is extendible or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than twelve months after the date of the creation of such indebtedness for borrowed money (it being understood that such retirement may be made by prepayment of such indebtedness for borrowed money, if permitted by the terms thereof, as well as by payment at maturity, that at our option and pursuant to the terms of the Indenture, such indebtedness may include Debt Securities).

Restrictions on Consolidation, Merger or Sale.    We may not consolidate with or merge, with or into, or transfer all or substantially all of our assets to, any person unless:

•
either we will be the resulting or surviving entity or the resulting or surviving entity is a corporation organized and existing under the laws of the United States, a state thereof or the District of Columbia;

•	the resulting or surviving entity expressly assumes, by supplemental indenture satisfactory to the Trustee, all our obligations under the Debt Securities and the Indenture; and

•
immediately before and immediately after giving effect to such transaction and treating any indebtedness which becomes our obligation as a result of such transaction as having been incurred by us at the time of such transaction, no Default or Event of Default shall have occurred or be continuing.

Definitions.    “Attributable Debt,” when applied to a Sale and Leaseback Transaction, means the present value (discounted at the weighted average interest rate borne by all Debt Securities outstanding at the time of such Sale and Leaseback Transaction discounted semi-annually) of the obligation of a lessee for net rental payments during the remaining term of any lease (including any period for which such lease has been extended).

“Mortgage” or “Mortgages” means any mortgage, pledge, lien, security interest or other encumbrances upon any Principal Property or on any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired).

“Principal Property” means each bottling plant or facility of ours or a Restricted Subsidiary located within the United States of America (other than its territories and possessions) or Puerto Rico, except any such bottling plant or facility that our Board of Directors by resolution reasonably determines not to be of Material importance to the total business conducted by us and our Restricted Subsidiaries.

“Restricted Subsidiary” means any Subsidiary (i) substantially all of the property of which is located, or substantially all of the business of which is carried on, within the fifty states of the United States of America, the District of Columbia or Puerto Rico and (ii) which owns or leases any Principal Property.

“Sale and Leaseback Transaction” means any arrangement with any person providing for the leasing by us or any Restricted Subsidiary of any Principal Property whether such Principal Property is now owned or hereafter acquired (except for temporary leases for a term, including renewals at the option of the lessee, of not more than three years and except for leases between us and a Restricted Subsidiary or between Restricted Subsidiaries), which property has been or is to be sold or transferred by us or such Restricted Subsidiary to such person with the intention of taking back a lease of such property.

“Secured Debt” means notes, bonds, notes or other similar evidences of indebtedness for money borrowed secured by any Mortgage.

“Subsidiary” means any corporation of which stock having by its terms ordinary voting power to elect at least a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by us or by us and one or more Subsidiaries or by one or more Subsidiaries.

Events of Default

Any of the following will be Events of Default with respect to Debt Securities of a particular series:

•	failure to pay interest or any other amount payable on a Debt Security for 30 days;

•	failure to pay any principal or premium on any Debt Security of that series when due;

•	failure to make any sinking fund payment, when due, in respect of any Debt Security of that series;

•
failure to perform any other covenant in the Indenture for the benefit of such series or in the Debt Securities of such series that continue for 60 days after written notice as provided in the Indenture;

•	acceleration of any of our other indebtedness in excess of $15,000,000 due to default;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default specifically provided with respect to Debt Securities of that series.

If an Event of Default for any series of Debt Securities occurs and continues, either the Trustee or the holders of at least 25% in aggregate principal amount of that series of Debt Securities may declare the entire principal of all Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of that series of Debt Securities may be able to rescind the declaration if the default has been remedied. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization occurs, the entire principal of all Debt Securities of all series will become due and payable immediately without any declaration or any act on the part of the Trustee or the holders of Debt Securities.

An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indenture. It is possible for an Event of Default to occur with respect to one or more series of Debt Securities while other series are not affected.

Within 90 days after a default for any series of Debt Securities occurs, the Trustee must notify the holders of Debt Securities of that series of the default if it is known to the Trustee and we have not remedied it (a default means the events specified above without the grace periods or notice). The Trustee may withhold notice to the holders of such Debt Securities of any default (except in the payment of principal or interest) if it in good faith considers such withholding to be in the best interests of the holders. We are required to file an annual certificate with the Trustee, signed by an officer, about any default by us under any provisions of the Indenture.

Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee indemnity satisfactory to the Trustee. If they provide this indemnification satisfactory to the Trustee, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities, provided that such direction must not be in conflict with any law or the Indenture. Before exercising any right or power under the Indenture at the direction of such holders, the Trustee will be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction.

Modification and Waiver

We and the Trustee may modify or amend the Indenture with the consent of 66 2/3% in principal amount of the outstanding Debt Securities of each series affected, except that no such modification or amendment may make any of the following changes without the consent of each holder affected:

•	change the maturity of any installment of principal of, or interest on, any Debt Security or any premium payable on the redemption price;

•	reduce the principal amount of, or the interest payable on, any Security;

•	change the coin or currency of any payment of principal, any premium, or interest on any Debt Security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;

•	reduce the percentage of holders required to consent to a modification; or

•
modify the provisions above dealing with modification, except to increase any such percentage, and except to provide that other provisions of the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

Except with respect to defaults in payment or deposit of any sinking fund payment, the holders of at least a majority in principal amount of outstanding Debt Securities of any series may, with respect to such series, waive past defaults under the Indenture and waive compliance by us with certain provisions of the Indenture.

Satisfaction and Discharge of Indenture

The Indenture allows us to terminate our obligations under the Indenture with respect to a particular series of Debt Securities if all the Debt Securities of such series previously authenticated and delivered (other than lost, destroyed or stolen Debt Securities of such series that have been replaced or paid) have been delivered to the Trustee for cancellation and we have paid all sums payable by us thereunder or if (i) the Debt Securities of a particular series have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption and (ii) we irrevocably deposit with the Trustee money sufficient to pay principal of and interest on such Debt Securities that are due or will become due upon redemption or maturity, as the case may be, and to pay all other sums payable by it thereunder. In such case, holders of such Debt Securities must look to the deposited money for payment.

Concerning the Trustee

JPMorgan Chase Bank, New York, New York, is the Trustee under the Indenture. We maintain banking relationships in the ordinary course of business with JPMorgan Chase Bank.

DESCRIPTION OF DEBT WARRANTS

The Debt Warrants are to be issued under Debt Warrant Agreements between us and a bank or trust company, as Debt Warrant Agent, as set forth in a prospectus supplement. Selected provisions of the Debt Warrant Agreement and warrant certificates are summarized below. The summary is not complete, but a copy of the form of Debt Warrant Agreement, including certain alternative provisions, has been filed as an exhibit to the registration statement. See “Where To Find More Information” for information on how to locate the Debt Warrant Agreement.

General

The terms of Debt Warrants offered will be described in the applicable prospectus supplement; the description will include:

•	the aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants and the procedures and conditions relating to the exercise of such Debt Warrants;

•	the designation and terms of any related Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security;

•	the date, if any, when such Debt Warrants and the related Debt Securities will be separately transferable;

•	the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant and the exercise price;

•	the date when the right to exercise such Debt Warrants begins and ends;

•	a discussion of material federal income tax considerations, if any; and

•	whether the Debt Warrants will be issued in registered or bearer form, and, if registered, where they may be transferred and registered.

Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Debt Warrant Agent or any other office indicated in the prospectus supplement. Prior to the exercise of their Debt Warrants, Holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercises and will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

Exercise of Debt Warrants

Each Debt Warrant will entitle the Holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the Debt Warrants offered thereby. Debt Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the Debt Warrants offered by that document. After the close of business on the expiration date, unexercised Debt Warrants will become void.

Debt Warrants may be exercised as described in the prospectus supplement relating to the Debt Warrants offered by that prospectus supplement. Upon receipt of payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Debt Warrant Agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If fewer than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

DESCRIPTION OF CURRENCY WARRANTS

Currency Warrants may be in the form of either: (i) Currency Put Warrants giving the holders the right to receive from us the cash settlement value in U.S. dollars of the right to sell a specified amount of a specified foreign currency or currency units for a specified amount of U.S. dollars or (ii) Currency Call Warrants giving the holders the right to receive from us the cash settlement value in U.S. dollars of the right to purchase a specified amount of a specified foreign currency or units of two or more currencies for a specified amount of U.S. dollars. The spot exchange rate of the applicable base currency, as compared to the U.S. dollar, will determine whether the Currency Warrants have a cash settlement value on any given day prior to their expiration.

The Currency Warrants are to be issued under a Currency Warrant Agreement between us and a bank or trust company, as Currency Warrant Agent (the “Currency Warrant Agent”), all as shall be set forth in the applicable prospectus supplement. Selected provisions of the Currency Warrant Agreement and warrant certificates are summarized below. The summary is not complete, but a copy of the form of Currency Warrant Agreement, is filed as an exhibit to the registration statement. See “Where To Find More Information” for information on how to locate the Currency Warrant Agreement.

General

The applicable prospectus supplement will describe the terms of Currency Warrants being offered by that prospectus supplement, including the following:

•	whether Currency Put Warrants or Currency Call Warrants will be offered;

•	the formula for determining the cash settlement value, if any, of each Currency Warrant;

•	the procedures and conditions relating to the exercise of such Currency Warrants;

•	when the Currency Warrants will be deemed to be automatically exercised;

•	any minimum number of Currency Warrants which must be exercised at any one time;

•	the dates the right to exercise such Currency Warrants will begin and end; and

•	a discussion of material federal income tax considerations, if any.

Book-Entry Procedures and Settlement

Except as may otherwise be provided in an applicable prospectus supplement, the Currency Warrants will be issued in book-entry form represented by a global Currency Warrant Certificate registered in the name of a depositary or its nominee. Holders will not be entitled to receive definitive certificates representing Currency Warrants. A Holder’s ownership of a Currency Warrant will be recorded on or through the records of the brokerage firm or other entity that maintains such Holder’s account. In turn, the total number of Currency Warrants held by an individual brokerage firm for its clients will be maintained on the records of the depositary in the name of such brokerage firm or its agent. Transfer of ownership of any Currency Warrant will be effected only through the selling holder’s brokerage firm.

The Cash Settlement Value will be paid by the Currency Warrant Agent to the depositary. The depositary will be responsible for crediting the amount of such payments to the accounts of participants or indirect participants in accordance with its standard procedures. Each participant or indirect participant will be responsible for disbursing such payments to the Holders that it represents and to each brokerage firm for which it acts as agent. Each such brokerage firm will be responsible for disbursing funds to the Holders that it represents.

Exercise of Currency Warrants

Except as may otherwise be provided in an applicable prospectus supplement, each Currency Warrant will entitle the Holder to receive the Cash Settlement Value of such Currency Warrant on the applicable Exercise Date, in each case as such terms will be defined in the applicable prospectus supplement. If not exercised prior to 3:00 P.M., New York City time, on the fifth New York Business Day preceding the expiration date, Currency Warrants will be deemed automatically exercised on the expiration date.

Listing

Except as may otherwise be provided in an applicable prospectus supplement, each issue of Currency Warrants will be listed on a national securities exchange, subject only to official notice of issuance, as a condition of sale of any such Currency Warrants. In the event that the Currency Warrants are delisted from, or permanently suspended from trading on, such exchange, the expiration date for such Currency Warrants will be the date such delisting or trading suspension becomes effective and Currency Warrants not previously exercised will be deemed automatically exercised on such expiration date. The applicable Currency Warrant Agreement will contain a covenant of ours not to seek delisting of the Currency Warrants, or suspension of their trading, on such exchange.

PLAN OF DISTRIBUTION

We may sell the Securities: (i) through underwriters or dealers, (ii) directly to purchasers, and (iii) through agents. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

We may authorize the underwriters to solicit offers by certain institutions to purchase Securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each such contract will be for an amount not less than the amount specified in such prospectus supplement, and unless we otherwise agree, the aggregate principal amount of Securities sold pursuant to such contracts will not be more than the respective amounts stated in the prospectus supplement.

We may have agreements to indemnify the underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

Each underwriter, dealer and agent participating in the distribution of any Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Securities.

LEGAL MATTERS

The legality of the Securities has been passed upon for us by John R. Parker, Jr., our Senior Vice President and General Counsel, who as to matters of New York law has relied upon the opinion of Cleary, Gottlieb, Steen & Hamilton, New York, New York. Mr. Parker also owns shares of our common stock and options to purchase shares of our common stock.

EXPERTS

The consolidated financial statements and schedule of Coca-Cola Enterprises Inc. appearing or incorporated by reference in Coca-Cola Enterprises Inc.’s Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements and schedule have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE TO FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement under the Securities Act of 1933, as amended, with respect to the Securities offered hereby. This prospectus is part of that registration statement. As permitted by the SEC’s rules, this prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. As a result, we file reports and other information with the SEC. The public may read and copy materials we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC’s Internet site contains reports, proxy and information statements, and other information regarding registrants, like us, that file electronically with the SEC. The address of the SEC’s Internet site is “http://www.sec.gov”. Our Common Stock is listed on The New York Stock Exchange, and such reports, proxy and information statements and other information concerning us may also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. We make additional information available at our web site, “http://www.cokecce.com”.

This prospectus “incorporates by reference” information that we have filed with the SEC under the Securities Exchange Act of 1934, as amended. This means that we are disclosing important information to you by referring you to those documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modified or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus. The following documents are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 29, 2002, June 28, 2002 and September 27, 2002; and

•
our Current Reports on Form 8-K filed January 17, 2002, January 25, 2002, February 7, 2002, March 27, 2002, April 12, 2002, April 19, 2002, May 7, 2002, July 19, 2002, August 14, 2002, September 5, 2002, September 13, 2002, October 10, 2002, October 18, 2002, November 12, 2002, November 26, 2002 and December 3, 2002.

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities are also incorporated by reference into this prospectus even though they are not specifically identified in this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus and the prospectus supplement is delivered, on written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the office of the Treasurer, Coca-Cola Enterprises Inc., 2500 Windy Ridge Parkway, Suite 700, Atlanta, Georgia 30339; telephone number (770) 989-3051. The copies will be provided without charge.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

SAFE HARBOR CAUTIONARY STATEMENT

This prospectus and the documents incorporated into this prospectus by reference herein contain “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements discuss potential risks and uncertainties and, therefore, actual results may differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.    Exhibits

The following exhibits are filed as part of or incorporated by reference in this Registration Statement.

Exhibit No.		Description of Exhibit

12	—	Statements re Computation of Ratios—incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2002.

23.3	—	Consent of Ernst & Young LLP—filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 20 day of December, 2002.

COCA-COLA ENTERPRISES INC. (Registrant)

By:	/s/ LOWRY F. KLINE
Lowry F. Kline, Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ LOWRY F. KLINE Lowry F. Kline	Chairman of the Board, Chief Executive Officer and a Director (principal executive officer)	December 20, 2002

/s/ PATRICK J. MANNELLY Patrick J. Mannelly	Senior Vice President and Chief Financial Officer (principal financial officer)	December 20, 2002

/s/ RICK L. ENGUM Rick L. Engum	Vice President, Controller and Principal Accounting Officer (principal accounting officer)	December 20, 2002

/s/ JOHN R. ALM* John R. Alm	Director	December 20, 2002

/s/ HOWARD G. BUFFETT* Howard G. Buffett	Director	December 20, 2002

/s/ JOHN L. CLENDENIN* John L. Clendenin	Director	December 20, 2002

/s/ JOHNNETTA B. COLE* Johnnetta B. Cole	Director	December 20, 2002

/s/ J. TREVOR EYTON* J. Trevor Eyton	Director	December 20, 2002

/s/ GARY P. FAYARD* Gary P. Fayard	Director	December 20, 2002

/s/ MARVIN J. HERB* Marvin J. Herb	Director	December 20, 2002

/s/ STEVEN J. HEYER* Steven J. Heyer	Director	December 20, 2002

/s/ L. PHILLIP HUMANN* L. Phillip Humann	Director	December 20, 2002

Name	Title	Date

/s/ JOHN E. JACOB* John E. Jacob	Director	December 20, 2002

/s/ SUMMERFIELD K. JOHNSTON, JR.* Summerfield K. Johnston, Jr.	Director	December 20, 2002

/s/ JEAN-CLAUDE KILLY* Jean-Claude Killy	Director	December 20, 2002

/s/ DEVAL L. PATRICK* Deval L. Patrick	Director	December 20, 2002

/s/ PAULA G. ROSPUT* Paula G. Rosput	Director	December 20, 2002

*By:	/s/ JOHN R. PARKER, JR.
John R. Parker, Jr. Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.		Description of Exhibit

12	—	Statements re Computation of Ratios—incorporated by reference to Exhibit 12 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2002.

23.3	—	Consent of Ernst & Young LLP—filed herewith.

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